PACIFIC BOOKER MINERALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
For the three month period ended July 31, 2015

Dated:  September 23, 2015

The selected financial information set out below and certain comments which follow are based on and derived from the unaudited interim financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker" or “PBM”) for the six months ended July 31, 2015 and from the audited financial statements for the year ended January 31, 2015 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company which is in the advanced stage of development of the Morrison deposit, a porphyry copper/gold/molybdenum ore body, located 35 km north of Granisle, BC and situated within the Babine Lake Porphyry Copper Belt.  The Company is proposing an open-pit mining and milling operation for the production of copper/gold/silver concentrate and molybdenum concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol BKM and on the NYSE MKT Equities Exchange under the symbol PBM.

Overall Performance

The Company is required to conduct an Environmental Assessment to determine the potential for adverse environmental, economic, social, heritage and health effects that may occur during the life cycle of the Morrison Copper/Gold Project.  An Environmental Assessment (“EA”) is conducted at the conceptual design level prior to detailed engineering and obtaining the various Licenses and Permits required for the construction, operation, decommissioning and reclamation of a mine.  The Company’s Environmental Assessment Certificate (“EAC”) Application for the proposed Morrison Copper/Gold mine was based on a Feasibility level design, which is a comprehensive technical and economic study.

Following the refusal by the Ministry of Environment to issue an EAC for the project on October 1, 2012, the Company challenged that decision in the BC Supreme Court.  The December 9, 2013 decision of the Court stated that the rejection failed to comport with the requirements of procedural fairness and that Pacific Booker should not have been prevented from learning at least the substance of the recommendations and the decision stipulated that Pacific Booker and the interveners would be entitled to be provided with the Executive Director’s recommendations to the Ministers, and would be entitled to provide a written response to the recommendations.

On January 24, 2014, the Company received a letter from the EAO outlining their key concerns underlying the negative recommendation of October 2012.  In March, Klohn Crippen Berger’s (“KCB”) letter that accompanied the technical response stated “the document continues to support our opinion that the Project will not have a risk of significant adverse environmental effects and addresses the main items of concern identified by the EAO Decision Response Document.  KCB’s report states their belief that the design is protective of the environment and presented clarification of the rationale and the potential for environmental effects.  Further supporting that assessment, three Technical Expert Opinions were included for lake modeling of water quality predictions, aquatic effects and geomembrane liners.  The BCEAO allowed to April 25th for the members of the Working Group to submit their responses to that report.  On April 29th, PBM was advised that the second phase of the reconsideration process was complete and was given until May 23rd to reply.  The technical response was prepared by KCB with support from a number of Technical Experts.  On July 4th, the EAC application was referred to the Minister of Environment and the Minister of Energy and Mines for reconsideration, stating a 45 day (subject to any extensions) timeline for a decision by the Ministers would apply.  On August 18th, the Minister of Environment suspended the environmental assessment pending the outcome of the Independent Expert Engineering Investigation and Review Panel of the tailings dam breach at the Mt. Polley mine.

The Independent Review Panel Report on the investigation into the cause of the failure of the tailings storage facility (“TSF”) at the Mount Polley Mine was released on January 30, 2015.

On February 26th, PBM received a letter from Doug Caul, Associate Deputy Minister, BCEAO providing PBM an opportunity to comment on the Mount Polley Investigation and Report in relation to the Morrison project, focusing on the potential implications of the recommendations of the Report to Morrison and effects relating to its proposed tailings management facility.  Mr. Caul committed to providing that same opportunity to the Lake Babine Nation, the Gitxsan Treaty Society and the Gitanyow Hereditary Chiefs.  He also stated “any materials provided by them will be forwarded to you, with a short opportunity to respond.  The same opportunity to respond to your submissions will be provided to Lake Babine Nation, the Gitxsan Treaty Society and the Gitanyow Hereditary Chiefs.”  On March 23rd, PBM submitted a report in response to the Recommendations in regards to the TSF Failure at the Mount Polley Mine.  The report, prepared by KCB, continues to support their opinion that the Morrison project has been designed using Best Available Practices and can be safely constructed, operated, and closed to protect the environment.  It also states that the design of the Tailings Storage Facility uses Best Available Technologies that are appropriate for the site conditions.  On April 17th, the responses from the Lake Babine Nation, the Gitxsan Treaty Society and the Gitanyow Hereditary Chiefs to the March 2015 report from KCB were posted on the BC Government’s e-PIC site.

On May 8th, the Company submitted a response to the BC Environmental Assessment Office, the Ministry of Environment and the Ministry of Energy and Mines in response to the Aboriginal groups’ comments on both the Mount Polley Independent Technical Review Board Panel Report Recommendations and Pacific Booker’s response to the Report, including a letter, prepared by Harvey McLeod of Klohn Crippen Berger Ltd., that addresses the points raised in the April 2015 letters from the First Nations.

On June 10th, the Company announced that the Minister of Environment, the Honourable Mary Polak, had lifted the suspension of the Environmental Assessment of the Morrison Copper/Gold Project.  The time period remaining for the environmental assessment of the Morrison Project was 30 days, ending on July 9, 2015.

On July 8th, the Company announced that the Minister of Environment and the Minister of Energy and Mines made a decision under Section 17(3)(c) of the Environmental Assessment Act, ordering that the Morrison Project undergo further assessment.  The letter that PBM received and a copy of the order is available at the following link:

http://a100.gov.bc.ca/appsdata/epic/html/deploy/epic_project_doc_list_224_r_q01.html

The scope of the further assessment includes many components which were required to be completed in support of the Mines Act/Environmental Management Act permits and was planned to be completed prior to applying for permits after receiving the Environmental Assessment Certificate.

PBM believes that it has accommodated all of the concerns of the Ministry of Energy & Mines, Ministry of the Environment and First Nations and proposes a project that uses unprecedented measures to be protective of the environment.  PBM will construct and operate the Morrison mine in compliance with industry best practices, using proven technology and in full compliance with all permit requirements.

The Company consulted with legal and technical advisors for suggestions on the best method to address the issues raised in the communication received from the Ministers.

The following table is a summary of the Company’s process through the EA Application, the Supreme Court of BC petition and the reconsideration process.

2002
Commenced baseline data collection to support Application for EAC
October

PBM outlined project plans and development schedule to BC Energy, Mines and Petroleum Resources (“BCEMPR”), BC Environmental Assessment Office (“BCEAO”), BC Ministry of Environment (“MOE”), BC Ministry of Forests (“MOF”), Canadian Environmental Assessment Agency (“CEAA”), Lake Babine Nation (“LBN”) and the Village of Granisle.

2003
June 17	Met with BCEAO, BCEMPR and CEAA reporting project progress and EA process and related regulatory requirements
July	Met with regional mangers of MOE and BCEMPR who were informed that PBM was actively advancing its activities to enter the EA process.
September	Project Description was first submitted to BCEAO
September 30	Entered the Pre-Application stage of EA. under Section 10 (1) (c)
October 20	Multi-agency meeting chaired by BCEAO. Provincial, Federal and LBN representatives attended.
November 6

Department of Fisheries (“DFO”), CEAA, Canadian Coast Guard (“CCG”), Health Canada (“HC”), Environment Canada (“EC”), Natural Resources Canada (“NRCan”) and PBM met in Vancouver.  Project planning, legislation and regulatory, CEAA process and harmonization with provincial EA process discussed.

2004
May 17	Met with EAO, CEAA & DFO.
July 6	Site visit to Morrison property by LBN, EAO, BCEMPR, MOE, BC Ministry of Agriculture and Lands (“BCMAL”), EC, and Fisheries and Oceans Canada (“FOC”).
September 16	PBM met with BC Ministry of Energy and Mines (“MOEM”) key personnel.
2005
October 14	PBM submitted the draft Terms of Reference (“dTOR”)
2006
March 27-29

Attended 17 meetings with communities in Smithers, Houston, Granisle, Burns Lake and LBN communities to seek information, feedback, suggestions and to develop a relationship with LBN, to listen their thoughts and concerns and to determine appropriate protocol.

May 15	Working Group (“WG”) Meeting was held in Smithers, BC
June 27	Technical Water Quality Working Group teleconference. EAO, DFO, EC and MOE attended.
July 5	Teleconference with CEAA, NRCan, DFO, Navigable Waters and Transport Canada (“TC”).
July 14	Three meetings with BC Ministry of Energy, Mines and Petroleum Resources (“MEMPR”), Minister of Mining and BCEAO regarding progress on the project.
September 1	PBM met with BCEAO, CEAA.
September 21-22	Morrison Project Introduction Meeting with LBN was held in the LBN office. Chief Betty Patrick, LBN Councillors and BCEAO attended.
2007
January 29	Joan Hesketh, Associate Deputy Minister, (BCEAO) met with PBM to discuss project.
June 21	Three meetings with BCEAO, MEMPR and Ministry of Aboriginal Relations and Reconciliation (“MARR”).
June 25	Project WG Conference call on the dTOR. DFO, EC, CEAA, NRCan, LBN, BCEAO, MOF, MEMPR, MOE, and PBM attended.
June 27	EA Review LBN Community Meeting in Burns Lake, BC. Chief Patrick, Councillors and approximately 75 members from the LBN, BCEAO and PBM attended.
August 22-25	LBN Community meetings held in Fort Babine and Tachet.
September 12	PBM met with MEMPR, BCEAO.
October 10	PBM met with MEMPR to discuss permit requirements.
November 19	Met with MEMPR in Smithers office to discuss permitting & First Nations issues.
November 23	Met with CEAA and EAO. Updated TOR and a TOR comment tracking table was created.
November 29	Met with MEMPR, MLA Dennis Mackay, BCEAO and MARR to update them with project progress.
2008
January 14	ML/ARD technical working group meeting in Vancouver. DFO, CEAA, EC, BCEAO, MEMPR, NRCan, MOE and PBM attended.
January 18	PBM was issued the Section 11 Order, which identifies the scope, procedures and methods for the Environmental Assessment by the BCEAO under the BCEAA.
January 29	Teleconference to discuss the request for EAO and PBM meeting with LBN
February 1

Meeting with LBN Chief and Council held in Burns Lake, BC.  Chief Patrick, Council, Hereditary Chiefs, LBN Administration, LBN Treaty Committee, Fisheries, Consultant to LBN, PBM, BCEAO NRCan, MEMPR and Ministry of Forests and Range-Nadina District (“MFR-ND”) attended.

March 17	PBM attended a conference call with BCEAO, TC, NRCan, DFO, CEAA and MEMPR.
April 1-2	PBM meeting with LBN was held in Burns Lake, BC. Chief Patrick and Council, Hereditary Chiefs, LBN Administration, LBN Treaty Committee, LBN Fisheries, PBM, BCEAO, NRCan, CEAA, and DFO attended.
April 25	Meeting with BCEAO, MEMPR and MOE to discuss issues pertaining to waste management/water quality and LBN.
April 25	Meeting to update MARR on PBM interactions with LBN and gain advice.
June 12	A WG meeting was held in the CEAA office. BCEAO, DFO, TC, NRCan, CEAA and PBM attended.
August 27	Meeting in Victoria with representatives of Aboriginal Relations Branch of the MEMPR.
August 27	Meeting in Victoria with representatives of BCEAO.
November 10	Resubmitted dTOR.
November 17	Comment period on draft Application Terms of Reference was changed from 30 to 40 days by Section 13.
November 27	Public comment period on dTOR started
2009
January 6	Public comment period on dTOR completed
April and May	PBM requested that EAO provide guidance on data collection during the EA Review period but received no response to our request.
May 21	Final approved TOR issued by EAO after 43 months
September 28	PBM submitted EAC application
October 27	PBM notified by BCEAO that Application failed Screening
2010
January 12 to February 4	Conducted drilling to further characterize pit walls.
February 9

MOE requested PBM to use a Modified Neutralization Potential for testing drill core samples.  PBM provided comments recommending the use of the U.S. Environmental Protection Agency’s standard Sobek Neutralization Potential.  MOE did not respond to these comments at the time and made the same request of PBM nearly one year later.

February 12

PBM requested comments from MOE with respect to a drill program to further characterize the pit walls and collect hydrogeologic information.  MOE did not respond, yet approximately one year later, MOE commented that PBM should have collected more information at depth.

March 7 to 11

Field Program to collect additional water quality samples and measure water flow and in situ properties of streams 5, 7, 8, 10 and Morrison Lake and to collect visual estimates of flow in stream 6 and other minor streams.

May 18	Open pit site investigation report summarizing data collected during drilling.
May 27	Application (Addendum) re-submitted to BCEAO
June 28	EAC Application accepted for review
July 12	Day 1 of 180-day review
July 13	Comment period changed from 30 to 70 days by Section 13.
July 22	70-days public comment period began.
July 26	EAO requested WG comments by August 19, 2010. Due to complaints by the WG, the period was extended to September 30, 2010
July 26	Full Working Group (WG) meeting in Smithers.
July 26	Open House in Granisle.
September 12-17

Field work to sample ARD cubes and barrels; check meteorological station & download data; WQ sampling Morrison Lake, Booker Lake, streams; HADD (harmful alteration, disruption or destruction of fish habitat) and Fish Habitat Compensation Plan (“FHCP”) field investigation

September 20	PBM received letter from Chris Barnes of Skeena Fisheries
September 28	PBM received comments from Greg Tamblyn of the MOE
September 29	PBM receives review comments from Peter Lighthall, Geotechnical Engineer.
September 30	MEMPR requested that PBM provide a conceptual design for a low permeability cover for Waste Rock Disposal (“WRD”).
September 30	PBM receives review comments from Lorax Environmental Services.
September 30	PBM received comments from Verna Power, LBN
October 1	PBM received comments from Stephen Sheehan, EC
October 13	PBM received comments from Kim Bellefontaine, MEMPR
October 4	WG meeting in Vancouver
October 19-25	Field work for Nakinilerak Lake sampling
October 20	PBM received comments form Chris Schell, Resource Stewardship and Parks Division of MOE, Smithers
October 24	Received last set of Review comments from Craig Stewart, MOE.
October 28	PBM requests suspension and EAO suspends on day #108 of 180-day review
November 15	PBM sends wind analysis information to Warren McCormick (WG reviewer), and copied MOE, EAO, CEAA, EC.
November 19	PBM sends Review Response Report (“RRR”)-Revision 1 and Agency tracking tables with PBM’s responses to comments to EAO
November 19	PBM sends Public Consultation Report to EAO
November 19	PBM requests by letter that EAO lift suspension
December 3	PBM sends draft Memorandum of Understanding (“MOU”) to Chief Adam, LBN
December 7	PBM finalizes FHCP and sends to EAO, DFO, LBN.
December 15	EAO declines lifting of suspension
December 16	EAO/PBM meeting on commitments; project re-design discussed
December 16	PBM receives report from LBN on Overburden Stockpile Study.
December 16	EAO requested PBM consider design changes to closure phase and water management, specifically requesting the placement of waste rock into pit on closure.
December 16	EAO intended to discuss EAO draft Assessment Report with PBM but did not.
December 21	PBM issues First Nations Consultation Summary Report.
December	Scoping of moose & mule deer survey (LBN requested survey) begins
December	Compensation talks with Ookpik Lodge begin
2011
January 6	PBM sends Table of Key Commitments to EAO
January	Field work for baseline Water Quality sampling of Nakinilerak and Morrison lakes and project streams continued.
January 19	PBM receives comments from EC on EAC responses
January 24	MOU discussed with LBN
January 24	PBM receives report from LBN on Salmon Spawning.
January 25

Full WG meeting clarifying issues raised by reviewers; introduced project re-design.  This meeting was meant to provide enough clarity for EAO to lift the suspension but the result was that additional sub-committee meetings were required to address reviewer comments and closure design in more detail.

January 25	WG stated that in their opinion there was not sufficient Baseline data.
January 25	Scoping of moose & mule deer survey completed
January 26	Fish Habitat Compensation Plan (“FHCP”) meeting with DFO, MOE, LBN, EAO, PBM
February 17	PBM sent Waste Optimization Report to EAO
February 18	PBM letter to EAO regarding work completed during suspension period.
February 21	WG Hydrogeology meeting
February 25	WG Geochemistry meeting
March 9	Letter from EAO stipulating the requirement of a complete package to re-enter review period
March 16	Inclusion of the Gitxan Chiefs Office and the Gitanyow Hereditary Chiefs’ Office in “First Nations” under Section 13.
March 23	FHCP submitted to EAO, CEAA, DFO
March 30	RRR-2 submitted to EAO and CEAA for screening
April 6	Agency and Public tracking tables submitted to EAO
April 15	PBM receives further comments back from Kim Bellefontaine and Lorax
April 26	Waste segregation memo sent to CEAA
May	Compensation talks with Ookpik Lodge completed
May 10	LBN sends draft MOU to PBM
May 18	PBM speaks with LBN about MOU
May 19	Screening comments on RRR-2 received from EC
May 25	Screening comments on RRR-2 received from NRCan
May 31

PBM provided an agenda and explained to CEAA the requirement for a meeting with EC and NRCan such that they provide technical and scientific basis for their comments. Tentative meeting date of June 7 set.

June 2	CEAA advised unable to have EC and NRCan available for June 7th meeting.
June 13	CEAA provides a list of viable dates for meeting with EC and NRCan. PBM confirms availability for June 23rd.
June 17	PBM issues letter to CEAA with preliminary response to EC and NRCan comments
June 21	CEAA advises tentative meeting with EC and NRCan that commentors were difficult to organize and has deemed that it is sufficient to have such a meeting during Review process.
June 21	EAO directs that RRR be renamed Addendum 2 irrespective that substantial documentation and correspondence already refers to the RRR
July 4	Submitted Final RRR2 and AIK to EAO
July 5-6	LBN-PBM community meetings in Burns Lake
July 13	Submitted final version RRR2 to WG
July 18	Review period resume restarting at day 109
August 11	PBM receives review comments RRR Rev 2 from Kim Bellefontaine and Lorax Environmental Services. Most points addressed by Commitments and Mines Act Permit.
August 19

A Settlement Agreement was made to compensate DOJ Holdings Ltd. for any loss the Tukii Hunting Camp or the Babine Guide Outfitters may suffer in connection with the construction, development and overall operation of the Morrison Mine, in the amount of $100, 000 as full and final settlement.  Payment would be made three months prior to the commencement of construction.

August 25	PBM requested a one-week suspension of the 180-day review period.
September 1	PBM sent updated stream and Morrison Lake water quality baseline and predictions to Greg Tamblyn of MOE, and EAO and CEAA
September 1	Review period restarted
September 6	EAO issued draft Assessment Report for comments
September 19-27

Field program conducted to obtain additional baseline fisheries, benthics, zooplankton and phytoplankton, water quality, hydrology, groundwater, and meteorology data from Morrison Lake, Nakinilerak Lake, streams and rivers.

September 28	PBM submitted Project Description with Commitments Rev.K to EAO
September 29	PBM requested a temporary suspension at day 176 of the 180 day review period due to EAO requesting a 3rd Party Review
October 3

MOE, MEMPR, Skeena Fisheries Commission (“SCF”), NRCan, Ministry of Transportation and Infrastructure (“MOTI”), Forests, Lands, Natural Resources Operators (“FLNRO”) comments on Draft Assessment report.

November 13

Robertson Geoconsultants Inc (“RGC”) submitted the 3rd party review on Hydrogeology and Water Quality.  They concluded that no additional field work was required and that the scope of hydrogeological site characterization work completed to date may exceed baseline data collected for EAC applications of other mining projects in B.C.  They also concluded that any uncertainties could be addressed by way of sensitivity analysis.

November 21

PBM submitted a response to the report prepared by RGC (dated November 13th).  Solander Ecological Research Ltd. (“SER”) submitted the 3rd party review of the Aquatic Resources and Fisheries.  They concluded that if PBM is able to demonstrate with reasonable confidence that seepage and effluent discharges will not exceed BC Water Quality Guidelines, then only minimal fisheries work appears to be required for the EA, although additional work may be required for permitting.

December 2	RGC submitted revised 3rd Party Review Report.
December 6	PBM submitted Response Report in response to SER’s Review Report.
December 9	PBM submitted marked up revised RGC report, along with the response report and a letter.
December 12

Chris Hamilton, EAO requested that PBM fund a toxicity study to determine effects of cadmium on salmon.  PBM responded that a previous study, conducted in 1978, indicated that sockeye are less sensitive than trout.  Also, previously MOE advised that Lake Trout and White Fish be used as a reference as they reside in Morrison Lake the longest.

December 16	EAO, CEAA, and PBM met with RGC to review the scope of work to address the 3rd party review recommendations.
December 19	PBM submitted 3rd Party Review Response Work of Scope to EAO and CEAA.
December 21

Chris Hamilton, EAO requested that PBM line the Tailings Storage Facility with a geo-membrane with a permeability of 10-10m/s to reduce seepage.  He also questioned the placement of the diffuser in Morrison Lake.  PBM responded that, if required, PBM will commit to lining the Tailings Storage Facility (“TSF”) with an engineered soil barrier and/or geo-membrane with an average permeability of 10-9m/s to limit seepage to the receiving streams and Morrison lakebed to meet water quality objectives that are protective of salmon spawning habitat and stream aquatic habitat.  The water quality objectives will be developed to the satisfaction of EAO, MOE, EC and DFO.  Alternatives to a lined TSF will be considered if the PBM can demonstrate sufficient knowledge of hydrogeologic properties and hydrogeology modeling, aquatic toxicity, and spawning habitat in Morrison Lake and aquatic habitat in the receiving streams to the satisfaction of EAO, MOE, EC and DFO.

2012
January 27	Received comments from SCF regarding 3rd Party Review Reports.
January 31	Submitted revised 3rd Party Review Response Report based on the Response Work of Scope.
February 2	Submitted Potentially Acid Generating (“PAG”) backfill response report to EAO
February 8	EAO requested that PBM line the TSF with a geo-membrane liner.
February 9	KCB sent letter to EAO regarding water quality predictions for a geo-membrane lined TSF situation.
February 23	Sent updated Key Commitments to EAO and CEAA.
February 24	Sent updated All Commitments and Project Description to EAO and CEAA.
March 14	Draft Assessment Report
March 21	Received Comments from EC on 3rd Party RRR
April 19

Submitted the 3rd Party Review Response Report – Addendum 1 providing the results of lining the TSF with a geo-membrane liner, if needed; leakage through the geo-membrane liner, geo-chemical loading in streams and emerging groundwater and Morrison Lake effects.

April 27	Comments from CEAA on 3rd Party RRR
April 30	Submitted 3rd Party RRR Addendum to EAO and CEAA
May 7	Draft Assessment Report
June 4	EAO e-mail re Project Description, Commitments & Tracking Table
August 2	MOE-Environmental Protection Division Final Comments
August 8	MEMPR Comments
August 9	Letter from EAO re comments from agencies
August 13	PBM Final Comments
August 21	EAO, after 763 days, completed the Environmental Application Review Stage and submitted their referral documents to the Ministers for decision.
August 27	PBM received the final Certified Project Description and the Table of Conditions that had been submitted to the ministers. These documents would be part of the EA Certificate
August 29	PBM received unsigned Environmental Assessment Certificate #M12-01
October 1	EAC Application was rejected.
2013
February 13	PBM retained John J.L. Hunter, Q.C. of Hunter Litigation Chambers Law Corporation.
April 4	Hunter Litigation filed petition in the Supreme Court of BC
July 18

PBM received an envelope, anonymously, by mail containing what appears to be an August 13, 2012 draft of the Recommendations of the Executive Director of the Environmental Assessment Office Report in respect of PBM's application for an EA Certificate for the Morrison Copper/Gold Mine.  PBM was not aware that this document existed and had never seen the draft Recommendations, which did not include a recommendation that the application for an EAC be denied.

August 7 to 9	BC Supreme Court hearing challenging the decision to reject the EAC Application.
December 9	BC Supreme Court released Judgement
December 11	BC Supreme Court transcript made available to shareholders
December 16	PBM posted Affidavit #4 (August 13, 2012 draft of Recommendations document)
2014
January 13	PBM announced 30 day period for BC Government to challenge decision ended without challenge.
January 30

PBM announced that the Recommendations of the Executive Director of the EAO in the matter of an application for an Environmental Assessment Certificate for the proposed Morrison Copper/Gold Mine Project (dated September 20, 2012) had been provided to the Company for review and response to the recommendations made in the report.

March 12

PBM announced that it had submitted a response to the letter from the Associate Deputy Minister and Executive Director of the BC Environmental Assessment Office (“EAO”), Doug Caul.  Klohn Crippen Berger (“KCB”) prepared a report that clarifies the remaining concerns of the EAO regarding the Morrison Copper/Gold Project, allowing the EAO and the Ministers to make an informed decision with respect to supporting the EAO Conclusion that “EAO is satisfied that the Assessment process has adequately identified and addressed the potential adverse environmental, economic, social, heritage and health effects of the proposed Project, having regard to the successful implementation of the conditions and the mitigation measures set out in Schedule B to the draft EA Certificate”.

March 28

PBM was advised by letter from Associate Deputy Minister and Executive Director of the BC Environmental Assessment Office (“EAO”), Doug Caul that a two-week extension (to April 25, 2014) to the deadline for the members of the Working Group to submit their responses to the response prepared by Klohn Crippen Berger and the Company.  The Company was also advised that following receipt by EAO, any responses from the Working Group will be provided to the Company and the Company would have 20 days from the receipt of those comments to reply.

April 25 to 29	The responses received from the Working Group were posted on the Project Information website.
April 29

PBM was advised by letter that the second phase of the reconsideration process was complete.  The Company was given until May 20, 2014 to provide a reply to any new comments or evidence by the Aboriginal groups and the Working Group and that following receipt of the reply that all parties would be contacted and provided with a outline of the process and procedure for referral to the Honourable Mary Polak, Minister of Environment and the Honourable Bill Bennett, Minister of Energy and Mines.

May 20	PBM requested a 3 day extension (to May 23rd) to the submission date.
May 23

PBM submitted it’s response to the Working Group comments received.  PBM’s technical response was contained in the report prepared by KCB (with support from a number of Technical Experts).  The letter accompanying the technical response states “The document continues to support our opinion that the Project will not have a risk of significant adverse environmental effects and addresses the main items of concern identified by reviewers of the Morrison Copper/Gold Project EAO Decision Response Document (KCB 2014).  These comments were received from the Working Group members and associated parties and this report is provided on behalf of PBM who requested the opportunity to respond to the comments received.  PBM’s letter provided more general comments on the process to date and the relevant questions for consideration.  It also stated that the Morrison Copper/Gold Project is located in a resource development area (not a protected area) within the Morice Land and Resource Management Plan, signed by the BC Government in May 2007, which supports economic activities such as mining and forestry and the Lake Babine Nation's 5-year Economic Development Plan, March 2012, supports mining within its' Traditional Territory.  The EAO Assessment Report demonstrates that the   mitigation plan is sound and that there are no significant adverse effects.  None of the comments by the current reviewers provide any new information to contradict this finding.

July 16

PBM announced that it had received a letter from the Associate Deputy Minister and Executive Director of the BC EAO, Doug Caul, advising that the Company’s application for the EAC for the Morrison Copper/Gold Mine Project was referred to the Minister of Environment and the Minister of Energy and Mines for reconsideration on July 4, 2014.  The letter stated that the 45 day timeline for a decision by the Ministers, subject to any extensions, will be applied.

August 19

PBM announced that the Honourable Mary Polak, Minister of Environment, had suspended the environmental assessment of the Morrison Copper/Gold project pending the outcome of the Independent Expert Engineering Investigation and Review Panel in relation to the tailings dam breach at the Mt. Polley mine, which was announced on August 18th by the Minister of Energy and Mines, the Honourable Bill Bennett.

2015
January 30	The Independent Review Panel Report on the investigation into the cause of the failure of the tailings storage facility (“TSF”) at the Mount Polley Mine was released
February 26

PBM announced that it had received a letter from Doug Caul, Associate Deputy Minister, BCEAO which provided an opportunity to comment on the Mount Polley Investigation Report in relation to the Morrison project by March 20th, focusing on the potential implications of the recommendations of the Report to Morrison and its proposed tailings management facility.  The same opportunity was provided to the Lake Babine Nation, the Gitxsan Treaty Society and the Gitanyow Hereditary Chiefs.  Any materials provided will be forwarded to the other party, with a short opportunity to respond.

March 23	PBM announced that it had submitted a response, prepared by KCB, to the Independent Technical Review Board Panel Report Recommendations in regards to the TSF Failure at the Mount Polley Mine.
April 17	The responses from the Lake Babine Nation, the Gitxsan Treaty Society and the Gitanyow Hereditary Chiefs to the March 2015 report from KCB were posted on the BC Government’s e-PIC site.

The Company held its Annual General Meeting on June 18, 2015 in the Company’s corporate office in Vancouver.  All nominated directors were re-elected to the board and all resolutions passed with 32.26% of our issued shares represented.

The audited financial statements for the year ended January 31, 2015 and the Management’s Discussion and Analysis (Form 51-102F1) for the three month period ended January 31, 2015 have been filed on sedar.  The 20-F Annual Report required for our NYSE MKT Listing for the year ended January 31, 2015 has been filed on the US Securities and Exchange Commission’s EDGAR website.  Both are available for downloading on our website at http://www.pacificbooker.com/financials.htm.

On June 11th, the Company announced a non-brokered private placement consisting of 100,000 units.  The private placement units consisted of one share at a purchase price of $5.00 per share and a warrant to purchase one-half of one share, exercisable at a price of $6.00 per share for two years, subject to regulatory approval.  On July 24th, due to the change in the trading price, PBM amended the private placement units to a purchase price of $2.00 per share and a warrant to purchase one-half of one share, exercisable at a price of $2.50 per share for two years and will now consist of 300,000 units.  The proceeds of the private placement will be used for general working capital.  No finder’s fee or commission is payable and no insiders participated in the private placement.  The private placement was completed on September 21, with 277,800 shares and 138,900 warrants issued to 17 placees for total proceeds of $555,600.

On July 22nd, PBM announced the appointment of Victor Eng to the Board of Directors.  Mr. Eng is a Registered Professional Forest Technician with over 28 years experience in contract implementation and is currently employed as a contract implementation consultant.  He began his technician experience with the BC Forest Service in Hazelton, BC and later moved to Vernon to work for Riverside Forest Products Ltd. (now Tolko Industries).  He replaced Mark Gulbrandson, who has resigned from the board for personal reasons.  Mr. Gulbrandson was appointed to the board in June 2005.

During the quarter under discussion, the Company did not issue any common shares on exercise of options or warrants and has not granted any options.

Outlook for 2015/16

PBM believes that the scope of the further assessment should be completed in support of the Mines Act/Environmental Management Act permits and would be completed prior to applying for the permits after receiving the Environmental Assessment Certificate.

PBM is reviewing the Environmental Assessment Application submission along with its consultant to consider the next steps, including a political strategy or challenging the decision based on the reasonableness of the government review.

PBM looks forward to working with the BC Government and First Nations to bring the mine into production, providing employment and training opportunities for residents of north-western BC while successfully implementing the mitigation measures that the Company is committed to.

Subject to receiving all required permits and authorizations, mine construction will proceed with the following activities:

•

Prepare applications for  permits and other authorizations and licenses;

•

Finalize our contracting strategy for Pre-production;

•

Tender Pre-Production Contracts (EPC);

•

Proceed with procurement including ordering long lead time items (i.e. HPGR, etc);

•

Site Engineering Survey; and

•

Detailed Engineering and Design.

The Company’s current share capital is 15.2 M shares fully diluted including 250,000 common shares to be issued to Xstrata (formerly Noranda, Falconbridge) upon the start of commercial production as part of the purchase agreement with Noranda.

Subsequent to the period end, the Company has not granted or cancelled any options.  The Company has completed the private placement announced on June 11th and amended July 24th and has issued 277,800 common shares for total proceeds of $555,600 and has issued 138,900 warrants, exercisable for 2 years at a price of $2.50 per share.  No finders fee or commission was payable for this transaction and no insiders participated.

Results of Operations

A significant amount on the Statement of Comprehensive Loss is the recording of the option based payments and the offsetting contributed surplus in equity.  As this is a non-cash transaction, it has no impact on the working capital of the Company.  This calculation creates a cost of granting options to Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  The cost is added to our operating expenses with the corresponding increase in the Company’s equity.  The option based payment expense is allocated, in proportion to the number of options granted, to the accounts for Consulting fees ($11,563), Directors fees ($30,451), Investor relations fees ($17,880) and Professional fees ($3,251).  These amounts total $63,145 for the current fiscal year, and were incurred in the first quarter of the fiscal year.

If the option based payments amounts were removed from the operating loss, the loss would show as $114,540, a decrease of $58,370 when compared to the previous quarter.  The largest amount difference was in Filing and Transfer Agent fees which were lower by $46,518, reflecting the payment of the annual fees to the exchanges and for sedar filing.  The next largest amount difference was a decrease in Shareholder information and promotion costs by $11,260 when compared to the previous quarter, mostly due to the end of the agreement with the Progressive Group in February.  The next largest amount difference was a decrease in Travel in the amount of $3,180 reflecting the costs for the PDAC and KEG attendance in the quarter ended April 30th.  The next largest amount difference was an increase in Office and miscellaneous in the amount of $1,951 reflecting the increase in insurance costs (mostly to the change in the US$ exchange rate) and the costs related to the annual materials mail out.  Professional fees which were higher by $1,380, mostly reflecting the cost for the corporate tax return and a reduced amount for legal fees in the current quarter.  All other expenses had a difference of less than $1,000 between the quarter ended July 31st and the quarter ended April 30th with the July 31st quarter lower.

When you compare the quarter ended July 31, 2015 with the July 31, 2014 quarter, the option based payment expense, allocated to the accounts for Consulting fees, Directors fees, Investor relations fees and Professional fees, total $320,532 for the 2014 fiscal quarter, compared to $nil for the 2015 fiscal quarter.  If the option based payments amounts were removed from the operating loss, the loss would show as $150,159 for the quarter ended July 31, 2014, compared to $114,540 for the quarter ended July 31, 2015.  The difference between these two first quarters was $35,619, with 2015 lower.  The largest amount was in Shareholder information and promotion which was higher by $31,285 in 2014 reflecting the agreement with Renmark and also fees for Dig Media during that quarter.  Filing and Transfer Agent fees were higher by $3,568 in 2015 reflecting the filing fees for the private placement announced in June and amended in July.  The next largest amount difference was in Professional fees, which were lower in 2015 by $2,552 due to a reduced cost for legal fees in the current quarter.  Director fees were lower by $2,500 in the 2015 quarter due to an additional meeting held in 2014.  All other expenses had a difference of less than $1,000 between the 2015 and 2014 fiscal quarters, with 2015 lower.

During the current quarter, the Company incurred $38,698 in exploration & evaluation expenditures on the Morrison property, compared to $59,866 in exploration & evaluation expenditures on the Morrison property in the quarter ended April 30, 2015 and compared to $86,322 for the quarter ended July 31, 2014.

Liquidity

The Company currently does not have a producing mineral property.  The Company’s only source of funds has been from sale of common shares, some interest revenue from cash on hand, and reclamation bond interest.  The exploration and development of mineral deposits involve significant risks including commodity prices, project financing, permits and licenses from various agencies in the Province of British Columbia and local political and economic developments.

The Company’s financial instruments consist of cash, reclamation deposits, accounts payable and accrued liabilities and amounts owing to related parties.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

At the end of the fiscal year 2015, the Company reported a net loss of $1,713,748 ($0.14 per share) compared to a net loss of $4,205,419 ($0.34 per share) for the year ended January 31, 2014.

Cash held at the end of the period was sufficient to meet our current liabilities.

Pacific Booker has a lease for the rental premise in which the Company’s head office operates.  It is a standard rental lease which expired in April 2015 and has been extended for another 6 months to October 31, 2015.  Details on the financial obligations are detailed in our annual financial statements (Note 13).

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Xstrata LLP for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our interim and annual financial statements (Note 5).

The Company has signed an agreement with a hunting lodge in the area of the project, which, conditional on the receipt of applicable permits and licences, requires the Company to pay $100,000 (plus sales tax if required) as full and final compensation for any loss of business which the lodge may suffer in connection with the construction, development and overall operation of the mine.  This payment is required to be made three months prior to commencement of construction.

Related Party Transactions

Payments were made or incurred to 2 current company directors for services provided in the course of normal business operations.  Specifically, to a director for shareholder relations and financing, and to another director for services related to project management.  Payment was also made to an officer of the Company for accounting and management services.  Fees for these services amounted to $64,560 in the current quarter compared to $64,133 for the corresponding period in the previous fiscal year.

Also, payments were made to our independent directors for attendance at board and committee meetings.  Fees for this amounted to $4,500 for the current quarter compared to $7,000 for the corresponding period in the previous fiscal year.

Proposed Transactions

The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies

The Company has detailed its significant accounting policies in Note 3 of the annual financial statements.

Issuer’s disclosure controls and procedures

The Company has procedures that we believe provide reasonable assurance that material information is made known to the individuals preparing the filings by others within the Company, particularly during the period in which the annual filings are being prepared.  The Company has controls in place over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the International Financial Reporting Standards (“IFRS”), and the Company has evaluated the effectiveness of its disclosure controls and procedures as of the end of the period.  We hereby disclose our conclusion that the disclosure controls and procedures are effective.

Forward Looking Statements

This discussion may include forward-looking statements respecting the Company’s strategies.  By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results.  Actual future results may differ materially from those assumed or described in such statements as a result of the impact of issues, risks and uncertainties, which the Company may not be able to control.  The reader is therefore cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any intention or obligation to update or revise these forward-looking statements.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  The figures reported are all in Canadian dollars.

The following table shows the total revenue (Finance income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
				Total	Per Share
January 31, 2013	$ 30,905,845	$ -	$ 3,960	$ 1,045,316	$ 0.09
January 31, 2014	$ 30,287,558	$ -	$ 1,217	$ 4,205,419	$ 0.34
January 31, 2015	$ 29,718,621	$ -	$ 963	$ 1,713,748	$ 0.14

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance International Financial Reporting Standards (“IFRS”).  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Comprehensive Loss for the company in the current period.

The following table shows the total revenue (Finance income), the loss from our financial statements (cost of operating expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

For the three months ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
October 31, 2013	$ 206	$ 1,502,329	$ 1,502,123	$ 0.12
January 31, 2014	$ 710	$ 407,614	$ 406,904	$ 0.03
April 30, 2014	$ 171	$ 620,353	$ 620,182	$ 0.05
July 31, 2014	$ -	$ 470,691	$ 470,691	$ 0.04
October 31, 2014	$ 159	$ 331,051	$ 330,892	$ 0.03
January 31, 2015	$ 633	$ 292,616	$ 291,983	$ 0.02
April 30, 2015	$ -	$ 236,055	$ 236,055	$ 0.02
July 31, 2015	$ -	$ 114,540	$ 114,540	$ 0.01

For the period ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
for the 9 month period ended October 31, 2013	$ 507	$ 3,799,022	$ 3,798,515	$ 0.31
for the year ended January 31, 2014	$ 1,217	$ 4,206,636	$ 4,205,419	$ 0.34
for the 3 month period ended April 30, 2014	$ 171	$ 620,353	$ 620,182	$ 0.05
for the 6 month period ended July 31, 2014	$ 171	$ 1,091,044	$ 1,090,873	$ 0.09
for the 9 month period ended October 31, 2014	$ 330	$ 1,422,095	$ 1,421,765	$ 0.12
for the year ended January 31, 2015	$ 963	$ 1,714,711	$ 1,713,748	$ 0.14
for the 3 month period ended April 30, 2015	$ -	$ 236,055	$ 236,055	$ 0.02
for the 6 month period ended July 31, 2015	$ -	$ 350,595	$ 350,595	$ 0.03

Additional Disclosure for Venture Issuers

Mineral Property Interests

The following tables show the cost (write off) of acquisition payments by claim for each of the last eight quarters.

	Morrison	Total
As at July 31, 2013	$ 4,832,500	$ 4,832,500
to October 31, 2013	-	-
to January 31, 2014	-	-
As at January 31, 2014	$ 4,832,500	$ 4,832,500
to April 30, 2014	-	-
to July 31, 2014	-	-
to October 31, 2014	-	-
to January 31, 2015	-	-
As at January 31, 2015	$ 4,832,500	$ 4,832,500
to April 30, 2015	-	-
to July 31, 2015	-	-
As at July 31, 2015	$ 4,832,500	$ 4,832,500

Deferred Exploration & Development expenditures

The table following shows the exploration expenditures or (write-offs) for each of the last eight quarters on a per claim basis.

	Morrison	Grants/Tax Credits	Total
As at July 31, 2013	$ 24,869,471	$ (859,434)	$ 24,010,037
to October 31, 2013	46,160	-	46,160
to January 31, 2014	42,320	-	42,320
As at January 31, 2014	$ 24,957,951	$ (859,434)	$ 24,098,517
to April 30, 2014	76,136	-	76,136
to July 31, 2014	86,322	-	86,322
to October 31, 2014	35,400	-	35,400
to January 31, 2015	36,496	-	36,496
As at January 31, 2015	$ 25,192,305	$ (859,434)	$ 24,332,871
to April 30, 2015	59,866	-	59,866
to July 31, 2015	38,698	-	38,698
As at July 31, 2015	$ 25,290,869	$ (859,434)	$ 24,431,435

Equity

The table following shows the change in capital stock and net operating expenses for each three month period and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Subscriptions Received	Contributed Surplus	Operating Loss	Deficit ending	Total Equity
As at July 31, 2013	$ 49,874,704	$ -	$ 12,142,670	$ 2,296,392	$ 31,389,114	$ 30,628,260
to October 31, 2013	-	-	1,295,733	1,502,123	32,891,237	30,421,870
to January 31, 2014	6,000	-	213,440	406,904	33,298,141	30,234,406
As at January 31, 2014	$ 49,880,704	$ -	$ 13,651,843	$ 4,205,419	$ 33,298,141	$ 30,234,406
to April 30, 2014	-	-	446,823	620,182	33,918,323	30,061,047
to July 31, 2014	22,000	-	320,532	470,691	34,389,014	29,932,888
to October 31, 2014	-	-	219,504	330,892	34,719,906	29,821,500
to January 31, 2015	-	-	135,309	291,983	35,011,889	29,664,826
As at January 31, 2015	$ 49,902,704	$ -	$ 14,774,011	$ 1,713,748	$ 35,011,889	$ 29,664,826
to April 30, 2015	-	-	63,145	236,055	35,247,944	29,491,916
to July 31, 2015	-	365,000	-	114,540	35,262,484	29,742,376
As at July 31, 2015	$ 49,902,704	$ 365,000	$ 14,837,156	$ 350,595	$ 35,362,484	$ 29,742,376

Disclosure of outstanding share data

Details of our share transactions for the period and a listing of our outstanding options and warrants can be found in Note 8 of our financial statements.

Subsequent to the period end, the Company has not issued granted or cancelled any options.  The Company has completed the private placement announced on June 11th and amended July 24th and has issued 277,800 common shares for total proceeds of $555,600 and has issued 138,900 warrants, exercisable for 2 years at a price of $2.50 per share.  No finders fee or commission was payable for this transaction and no insiders participated.

Shares issued:

Certificate Dated	details	Transaction amounts		Accumulated totals
		# of shares	$	# of shares	$
July 31, 2015	balance forward			12,363,539	$ 49,902,704
September 21, 2015	Private Placement	277,800	$ 555,600	12,641,339	50,458,304

Options transactions:

Date	details	Exercise Price	Expiry date	# of shares	Total
July 31, 2015	total outstanding				2,186,407

Warrant transactions:

Date	details	Exercise Price	Expiry date	# of shares	Total
July 31, 2015	total outstanding				0
September 21, 2015	Granted	$2.50	September 21, 2017	138,900	138,900